CHINA WOOD, INC.
Daizhuang Industry Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People’s Republic of China 276000

March 22, 2011

VIA EDGAR and FEDERAL EXPRESS
Mr. Edward M. Kelly, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  China Wood, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed March 10, 2011
        File No. 333-170880

Dear Mr. Kelly:

We are in receipt of your comment letter dated March 15, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
In a location you deem appropriate, revise the registration statement to identify counsel and to provide counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.  Also revise the legal opinion to cross reference to the disclosure in the registration statement.

ANSWER:
We have revised the registration statement to identify counsel and provide counsel’s address under caption “Legal Matters” on page 22. We have also revised the legal opinion to cross reference to the disclosure in the registration statement and filed such legal opinion as Exhibit 5.1.

Executive Compensation, page 44

2.	Please provide Item 402 disclosure for the last completed fiscal year. See Item 11 of Form S-1.

ANSWER:	We have revised the Executive Compensation section to provide the compensation disclosure for the fiscal year ended March 31, 2010.

Security Ownership of Certain Beneficial Owners and Management

3.
It appears as though you provide Item 403 disclosure as of “the date of closing.”  Please clarify the reference the date of closing, and, if necessary, update the information as of the most recent practicable date.  See Item 403 of Regulation S-K.

ANSWER:	We have revised to clarify the reference the date as of March 18, 2011 on page 45.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Zhikang Li
Chief Executive Officer and Director